Agricore United

www.agricoreunited.com

FOR IMMEDIATE RELEASE

Agricore United Rejects SaskPool's Revised Offer

– Revised Offer Fails to Provide Meaningful Increase in Value –

Winnipeg, Manitoba (February 9, 2007) – Agricore United (TSX:AU), today announced that its Board of Directors is recommending shareholders continue to reject the revised offers from Saskatchewan Wheat Pool Inc. ("SaskPool"). The revised offers remain financially inadequate, significantly undervalue Agricore United, continue to be subject to significant risks, and are not in the best interest of Agricore United or its shareholders.

"The consideration under the revised offers does not provide any meaningful increase in value over the initial SaskPool offers," says Jon Grant, Chair of the Special Committee of independent directors of the Agricore United Board. "Our Board had previously rejected the initial offers as inadequate and the inclusion of a small cash component does not change the fact that the revised offers still significantly undervalue Agricore United."

Under the terms of the revised offers, the exchange ratio proposed by SaskPool has been increased from 1.35 to 1.3601 SaskPool common shares for each Limited Voting Common Share of Agricore United. Shareholders were also given the ability to elect to receive cash consideration for their shares, with the maximum amount of cash available set at $180.8 million. Assuming full proration of the cash component, the consideration available to holders of each Agricore United Limited Voting Common Share would be capped at $3.00 in cash plus one common share of SaskPool. The offer of $24.00 in cash for the Series A convertible preferred shares remains unchanged.

"A very modest increase in the exchange ratio and a change in the form of consideration to include a small cash component do not adequately address the fundamental reasons for our Board's rejection of SaskPool's original offer," says Grant. "Not only does the offer significantly undervalue Agricore United, but the primary component of the offer is still SaskPool shares, not cash. This means that most of the consideration our shareholders would receive under the revised offers would continue to be shares that have an uncertain future value and remain subject to a number of significant risks."

In making its recommendation, the Agricore United Board considered many factors, including those detailed in its original Directors' Circular dated December 12, 2006, the report and recommendation of the Special Committee, the opinions of its financial advisors, Scotia Capital Inc. and Blair Franklin Capital Partners Inc., and advice from its legal counsel, Davies Ward Phillips and Vineberg LLP.

Agricore United continues to believe that there are significant Competition Bureau issues with the SaskPool offers and there is no certainty that SaskPool will be able to negotiate an acceptable resolution to any issues identified by the Competition Bureau prior to the current expiry of the SaskPool offers. Since any potential remedies proposed by the Competition Bureau could have a material impact on SaskPool's synergy estimate, Agricore United shareholders should not tender their shares until the competition issues have been resolved and the impact of such resolution on the value of the SaskPool offers has been disclosed.

As Agricore United had noted in its original Directors' Circular of December 12, 2006, the Special Committee and its advisors have undertaken a process to evaluate a range of strategic alternatives that may provide greater value than the SaskPool offers, including the option of remaining independent and pursuing Agricore United's existing strategy as a stand-alone entity.

"The evaluation of our strategic alternatives is ongoing and we have had discussions with a number of interested parties," says Grant. "While it is not possible to predict what may emerge from these initiatives, the Board believes it is in the best interests of Agricore United and its shareholders for there to be sufficient time to permit the Special Committee to complete this review. Tendering to the SaskPool offers before the Special Committee and its advisors have had an opportunity to fully explore all available alternatives may preclude the possibility of a superior alternative emerging."

The Board of Agricore United has been advised again by Archer Daniels Midland Company ("ADM"), Agricore United's principal shareholder holding approximately 28% of the limited voting common shares, that it does not intend to accept the SaskPool revised offers. As a result, the condition in the revised SaskPool offers that at least 75% of all outstanding limited voting common shares be tendered will not be met. ADM also advised Agricore United that it continued to remain open to considering alternative control transactions involving AU, including from SaskPool, that fairly value the Agricore United shares.

Availability of the Notice of Change To Directors' Circular

The Notice of Change to Directors' Circular contains the Board's recommendation, a discussion of its reasons for recommending shareholders reject the revised SaskPool offers and other information required under applicable Canadian law. Shareholders are urged to read the Notice of Change to Directors' Circular in its entirety. The document will be filed with regulatory authorities shortly and will subsequently be mailed to all Agricore United shareholders. In addition, copies of the Notice of Change to Directors' Circular will be available on SEDAR at www.sedar.com and on Agricore United's website at www.agricoreunited.com in the coming days.

For Investor Questions, Including How to Withdraw Shares from the SaskPool Offers

Shareholders who have questions or who may have already tendered their shares to the SaskPool offers and wish to withdraw them, may do so by contacting Georgeson, the information agent retained by Agricore United, toll free at:

North America: 1-866-598-9684

About Agricore United

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors:

Georgeson
Toll Free 1-866-598-9684

Lori Robidoux
Vice President, Corporate Finance and Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

Media:
Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

END